FOR IMMEDIATE RELEASE

VOXX INTERNATIONAL CORPORATION REPORTS ITS
FISCAL 2016 THIRD QUARTER AND NINE-MONTH FINANCIAL RESULTS

HAUPPAUGE, NY - January 11, 2016- VOXX International Corporation (NASDAQ: VOXX), today announced financial results for its Fiscal 2016 third quarter and nine-months, ended November 30, 2015.

Net sales for the Fiscal 2016 third quarter were $192.5 million compared to $223.4 million reported in the comparable year-ago period, a decline of $30.9 million or 13.8%. The average Euro in the Fiscal 2016 third quarter was 1.11 as compared to 1.27 in the comparable year-ago period, a decline of approximately 13%, and this impacted net sales by approximately $9.2 million.

	Q3 2016	Q3 2015	Year-over-Year $ Change	Q3 2016 vs. Q3 2015 (Euro impact)
Total Net Sales	$192.5	$223.4	($30.9)	($9.2)
Automotive	$92.6	$110.2	($17.7)	($6.2)
Premium Audio	$44.7	$54.4	($9.6)	($1.6)
Consumer Accessories	$54.8	$58.2	($3.4)	($1.4)
Corporate	$0.4	$0.6	($0.2)	0

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Automotive segment sales were down $11.5 million, excluding the impact of the Euro conversion. The Company saw an increase in OEM sales as a result of the start of a new rear-seat entertainment contract with Cadillac and the re-launch of a previously suspended program, which partially offset declines in the aftermarket. Lower aftermarket sales were primarily related to a decline in remote start systems given better than expected weather conditions across the U.S., and lower sales of satellite radio products and portable DVD players, the latter of which is being phased out. Additionally, the Company had previously divested its Jensen product line, which led to approximately $3.2 million of the decline.

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Premium Audio segment sales, excluding the impact of the Euro conversion, were down $8.0 million, driven primarily by lower domestic retail sales, some of which were related to the discontinuation of business with certain retailers and higher load-in sales of products not repeated in the current year.

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Consumer Accessories segment sales, excluding the impact of the Euro conversion, were down $2.0 million. The sales decline was primarily related to lower sales of headphones, reception and hook-up products, and tablets, the latter of which is being phased out. These declines were offset by sales increases of wireless and Bluetooth speakers, Singtrix and 360Fly™ action cameras.

Pat Lavelle, President and CEO of VOXX International, commented, “Our third quarter results came in mostly as anticipated though production delays of the 360Fly Action Camera, coupled with lower than expected sales in the Automotive aftermarket, impacted projections in excess of $8.0 million. While some near-term headwinds remain in the coming quarter, we’re confident that the Company is positioned for growth in Fiscal 2017. Within Automotive, we have a number of multi-year Automotive contracts that should positively impact performance, though the China environment is something we’re watching closely. The Premium Audio category is poised for a rebound with the introduction of new soundbars, streaming audio and PlayFi music systems. And Consumer Accessories, where we continue to grow our position in wireless and Bluetooth speakers, should potentially drive the biggest growth with new sales from reception, 360Fly and EyeLock products.”

VOXX International Corporation Reports Fiscal 2016 Third Quarter Results…

The gross margin for the Fiscal 2016 third quarter came in at 29.0% as compared to 30.9% for the same period last year, a decline of 190 basis points. Automotive gross margins came in at 29.2% as compared to 31.3% and the decline was primarily driven by a change in product mix. Premium Audio gross margins were 33.9% as compared to 33.7% with the 20 basis point increase driven primarily by product phase-outs in Fiscal 2015 and higher product margins on new product lines. Consumer Accessories gross margins were 24.1% as compared to 26.7%. Gross margins were adversely impacted by a decline in sales of some higher margin products, partially offset by higher sales of wireless and Bluetooth speakers, and other product lines.

Operating expenses for both the Fiscal 2016 and Fiscal 2015 third quarters were $52.3 million. The Company’s operating expenses have been impacted by foreign exchange translations, resulting in a $2.5 million year-over-year decline. There have also been decreases in operating expenses due to lower commission expenses, salary and related payroll expenses, travel and entertainment expenses, and advertising expenses resulting from various cost containment programs. These declines were partially offset by higher legal fees and salary expenses at VOXXHirschmann as the Company continues to bring on new engineers to support existing and new programs. Additionally, as a result of the Company’s acquisition of a controlling interest in substantially all of the assets and certain liabilities of EyeLock LLC, the Company incurred acquisition related costs and higher salary and R&D expenses related to EyeLock.

The Company reported operating income of $3.6 million as compared to operating income of $16.6 million in the Fiscal 2015 third quarter. Net income for the Fiscal 2016 third quarter was $7.8 million or income of $0.32 per diluted share as compared to net income of $15.6 million and net income per diluted share of $0.64. Net income was favorably impacted by a bargain purchase gain recognized in the Fiscal 2016 third quarter of approximately $4.7 million related to the Company’s acquisition of EyeLock, among other factors.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the Fiscal 2016 third quarter was $16.8 million as compared to EBITDA of $22.2 million reported in the Fiscal 2015 third quarter. Adjusted EBITDA was $13.1 million as compared to $22.4 million for the comparable Fiscal 2016 and 2015 third quarter periods.

Nine-Month Comparisons (for the nine-month periods ended November 30, 2015 and November 30, 2014)

Net sales for the Fiscal 2016 nine-month period were $511.1 million compared to $587.6 million reported in the comparable year-ago period, a decline of $76.5 million or 13.0%. Almost half of the sales decline was related to foreign exchange as the Euro conversion accounted for $35.5 million, with the remainder primarily due to softness at retail for select Premium Audio and Consumer Accessories product lines, and Automotive aftermarket declines. The average Euro in the Fiscal 2016 nine-month period was 1.10 as compared to 1.33 in the comparable year-ago period, representing an approximate 17% decrease in value.

	Nine-Months FY 2016	Nine-Months FY 2015	Year-over-Year $ Change	Nine-Months 2016 vs. Nine-Months 2015 (Euro impact)
Total Net Sales	$511.1	$587.6	($76.5)	($35.5)
Automotive	$266.9	$305.6	($38.7)	($25.4)
Premium Audio	$104.3	$128.5	($24.3)	($5.2)
Consumer Accessories	$138.7	$152.6	($13.9)	($4.9)
Corporate	$1.2	$1.0	$0.3	0

VOXX International Corporation Reports Fiscal 2016 Second Quarter Results…

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Automotive segment sales, excluding the impact of the Euro conversion declined by approximately $13.3 million. The Company’s Automotive OEM business was up for the comparable periods, when factoring in the Euro translation, and this growth was offset by lower domestic aftermarket sales. The remote start category in particular, was impacted by warmer winter weather conditions and timing associated with various programs, as well as lower sales of satellite radio products and portable DVD products. Additionally, the divestiture of Jensen adversely impacted year-over-year sales by $2.3 million.

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Premium Audio segment sales, excluding the impact of the Euro conversion, were down $19.1 million. This decline was driven by softness at retail domestically and a phase-out of some of the Company’s older product lines. International sales, excluding the impact of the Euro conversion were essentially flat for the comparable periods (down $0.4 million).

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Consumer Accessories segment sales, excluding the impact of the Euro conversion, were down $9.0 million. The sales decline was primarily related to lower sales in Mexico as Fiscal 2015 included the sale of all inventory on hand at the Company’s Mexico subsidiary, lower sales of tablets as the Company continues to phase out these products and declines in some of the other product segments. This was offset by higher sales of wireless and Bluetooth products, as well as sales of Singtrix and the 360Fly Action Camera.

The gross margin for the Fiscal 2016 nine-month period was 29.1% as compared to 29.7% for the same period last year, a decline of 60 basis points. Automotive gross margins were 30.0% as compared to 31.5%; Premium Audio gross margins were 33.0% as compared to 31.4%; and Consumer Accessories gross margins were 24.0% as compared to 25.1%. Consolidated gross margins were primarily impacted by a change in product mix, and a one-time duty refund in the prior Fiscal year which did not repeat in the Consumer Accessories segment, partially offset by higher product margins within Premium Audio.

Operating expenses for the Fiscal 2016 nine-month period were $152.9 million as compared to operating expenses of $157.1 million in the comparable year-ago period, a decrease of $4.2 million or 2.7%. Excluding the impact of the intangible asset impairment charges of $6.2 million taken in the Fiscal 2016 second quarter, and $0.8 million associated with acquisition costs, operating expenses declined by $11.2 million for the comparable nine-month periods. Approximately $11.0 million of the decline is attributed to the Euro translation. Additionally, the Company incurred additional salary and research and development expenses related to the operations of EyeLock, which was acquired in September 2015.

The Company reported an operating loss of $4.1 million as compared to operating income of $17.3 million in the Fiscal 2015 nine-month period. Intangible asset impairment charges and acquisition related expenses totaled approximately $7.0 million during the Fiscal 2016 nine-month period. Net income for the Fiscal 2016 nine-month period was $2.7 million or income of $0.11 per diluted share as compared to net income of $13.4 million and net income per diluted share of $0.55. Net income was favorably impacted by a bargain purchase gain recognized in the Fiscal 2016 third quarter of approximately $4.7 million related to the Company’s acquisition of EyeLock and lower currency devaluation in Venezuela, among other factors.

EBITDA for the Fiscal 2016 nine-month period was $19.8 million as compared to EBITDA of $29.3 million reported in the comparable Fiscal 2015 period. Adjusted EBITDA was $22.8 million as compared to $36.3 million for the comparable Fiscal 2016 and 2015 nine-month periods.

Effective September 1, 2015, VOXX International acquired a majority voting interest in biometrics leader EyeLock. As part of this transaction, the Company disclosed that it now owns a controlling interest in substantially all of the assets of EyeLock and all of the intellectual property, encompassing 36 patents and over 40 patents pending. The Company further disclosed that it has expanded its distribution agreement and will now play a larger role in the sale of EyeLock’s complete suite of products for retail, enterprise, and logical and perimeter access security.

VOXX International Corporation Reports Fiscal 2016 Second Quarter Results…

Lavelle continued, “The Euro conversion continues to impact results, though we expect this to lessen in the coming quarters. During this past quarter alone, we were awarded over $37.0 million in Automotive contracts and have a building backlog in place. We expect new products to drive Consumer Accessories sales and are beginning to see the positive impact of new Premium Audio products, with over 40 products introduced at the this week’s Consumer Electronics Show. The addition of EyeLock holds great promise and a number of meaningful partnerships and customers are beginning to materialize. The road ahead will not be easy, but we’re positioned well and I look forward to reporting on our progress in the coming year.”

Non-GAAP Measures
Adjusted EBITDA and diluted adjusted earnings per common share are not financial measures recognized by GAAP. Adjusted EBITDA represents net income (loss), computed in accordance with GAAP, before interest expense and bank charges, taxes, depreciation and amortization, stock-based compensation expense, certain foreign currency remeasurements, relocation and restructuring charges and impairment charges. Depreciation, amortization, stock-based compensation, and impairment expenses are non-cash items.

Diluted adjusted earnings per common share represent the Company's diluted earnings per common share based on adjusted EBITDA.

We present adjusted EBITDA and diluted adjusted earnings per common share in this Form 10-Q because we consider them to be useful and appropriate supplemental measures of our performance. Adjusted EBITDA and diluted adjusted earnings per common share help us to evaluate our performance without the effects of certain GAAP calculations that may not have a direct cash impact on our current operating performance. In addition, the exclusion of costs relating to the Company's acquisitions, restructuring, relocations, remeasurements, impairments, stock-based compensation, settlements and recoveries allows for a more meaningful comparison of our results from period-to-period. These non-GAAP measures, as we define them, are not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be assessed in isolation from or construed as a substitute for EBITDA prepared in accordance with GAAP. Adjusted EBITDA and diluted adjusted earnings per common share are not intended to represent, and should not be considered to be more meaningful measures than, or alternatives to, measures of operating performance as determined in accordance with GAAP.

The Company will be hosting its conference call on Tuesday, January 12, 2016 at 10:00 a.m. ET. Interested parties can participate by visiting www.voxxintl.com, and clicking on the webcast in the Investor Relations section or via teleconference (toll-free number: 877-303-9079; international: 970-315-0461 / conference ID: 18703832). For those unable to join, a replay will be available approximately four hours after the call has been completed and will last for one week (replay number: 855-859-2056; international replay: 404-537-3406 / conference ID: 18703832).

About VOXX International Corporation
VOXX International Corporation (NASDAQ:VOXX) has grown into a worldwide leader in many automotive and consumer electronics and accessories categories, as well as premium high-end audio.   Today, VOXX International Corporation has an extensive distribution network that includes power retailers, mass merchandisers, 12-volt specialists and most of the world’s leading automotive manufacturers.   The Company has an international footprint in Europe, Asia, Mexico and South America, and a growing portfolio, which now comprises over 30 trusted brands. Among the key domestic brands are Klipsch®, RCA®, Invision®, Jensen®, Audiovox®, Terk®, Acoustic Research®, Advent®, Code Alarm®, Car Connection®, 808®, AR for Her®, and Prestige®. International brands include Hirschmann Car Communication®, Klipsch®, Jamo®, Energy®, Mirage®, Mac Audio®, Magnat®, Heco®, Schwaiger®, Oehlbach® and Incaar™.  For additional information, please visit our Web site at www.voxxintl.com.

VOXX International Corporation Reports Fiscal 2016 Second Quarter Results…

Safe Harbor Statement

Except for historical information contained herein, statements made in this release that would constitute forward-looking statements may involve certain risks and uncertainties. All forward-looking statements made in this release are based on currently available information and the Company assumes no responsibility to update any such forward-looking statements. The following factors, among others, may cause actual results to differ materially from the results suggested in the forward-looking statements. The factors include, but are not limited to risks that may result from changes in the Company's business operations; our ability to keep pace with technological advances; significant competition in the automotive, premium audio and consumer accessories businesses; our relationships with key suppliers and customers; quality and consumer acceptance of newly introduced products; market volatility; non-availability of product; excess inventory; price and product competition; new product introductions; foreign currency fluctuations and concerns regarding the European debt crisis; restrictive debt covenants; the possibility that the review of our prior filings by the SEC may result in changes to our financial statements; and the possibility that stockholders or regulatory authorities may initiate proceedings against VOXX International Corporation and/or our officers and directors as a result of any restatements. Risk factors associated with our business, including some of the facts set forth herein, are detailed in the Company's Form 10-K for the fiscal year ended February 28, 2015.

Company Contact:
Glenn Wiener, President
GW Communications
Tel: 212-786-6011
Email: gwiener@GWCco.com

- Tables to Follow -

VOXX International Corporation and Subsidiaries
Consolidated Balance Sheets
(In thousands)

	November 30, 2015	February 28, 2015
Assets	(unaudited)
Current assets:
Cash and cash equivalents	$12,435	$8,448
Accounts receivable, net	101,949	102,766
Inventory, net	153,663	156,649
Receivables from vendors	3,190	3,622
Investment securities, current	0	275
Prepaid expenses and other current assets	18,248	26,370
Income tax receivable	1,655	1,862
Deferred income taxes	1,646	1,723
Total current assets	292,786	301,715
Investment securities	10,541	12,413
Equity investments	22,340	21,648
Property, plant and equipment, net	78,458	69,783
Goodwill	102,967	105,874
Intangible assets, net	189,069	158,455
Deferred income taxes	673	717
Other assets	6,118	6,908
Total assets	$702,952	$677,513

VOXX International Corporation and Subsidiaries
Consolidated Balance Sheets
(In thousands)

	November 30, 2015	February 28, 2015
Liabilities and Stockholders’ Equity	(unaudited)
Current liabilities:
Accounts payable	$71,739	$71,403
Accrued expenses and other current liabilities	51,690	51,744
Income taxes payable	4,006	3,067
Accrued sales incentives	16,330	14,097
Deferred income taxes	560	1,060
Current portion of long-term debt	85,179	6,032
Total current liabilities	229,504	147,403
Long-term debt	17,298	79,455
Capital lease obligation	1,454	733
Deferred compensation	4,404	4,650
Other tax liabilities	5,013	5,157
Deferred tax liabilities	35,339	34,327
Other long-term liabilities	10,827	9,648
Total liabilities	303,839	281,373
Commitments and contingencies
Stockholders' equity:
Preferred stock:
No shares issued or outstanding	0	0
Common stock:
Class A, $.01 par value; 60,000,000 shares authorized, 24,067,444 and 24,003,240 shares issued, 21,898,465 and 21,873,790 shares outstanding at November 30, 2015 and February 28, 2015, respectively	256	255
Class B Convertible, $.01 par value, 10,000,000 authorized, 2,260,954 shares issued and outstanding	22	22
Paid-in capital	293,390	292,427
Retained earnings	160,298	157,629
Non-controlling interest	10,111	0
Accumulated other comprehensive loss	-43,779)	-33,235)
Treasury stock, at cost, 2,168,979 and 2,129,450 shares of Class A Common Stock at November 30, 2015 and February 28, 2015, respectively	-21,185)	-20,958)
Total stockholders' equity	399,113	396,140
Total liabilities and stockholders' equity	$702,952	$677,513

VOXX International Corporation and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
 (In thousands, except share and per share data)
(unaudited)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2015	2014	2015	2014
Net sales	$192,506	$223,356	$511,063	$587,598
Cost of sales	136,663	154,399	362,202	413,184
Gross profit	55,843	68,957	148,861	174,414
Operating expenses:
Selling	12,464	13,623	36,182	41,229
General and administrative	29,536	29,587	83,530	88,290
Engineering and technical support	9,459	9,103	26,190	27,579
Intangible asset impairment charges	0	0	6,210	0
Acquisition costs	800	0	800	0
Total operating expenses	52,259	52,313	152,912	157,098
Operating income (loss)	3,584	16,644	-4,051)	17,316
Other income (expense):
Interest and bank charges	-1,772)	-1,825)	-4,964)	-5,010)
Equity in income of equity investees	1,927	1,245	5,002	4,631
Venezuela currency devaluation, net	0	0	-34)	-6,232)
Gain on bargain purchase	4,679	0	4,679	0
Other, net	636	142	1,137	1,416
Total other income (expense), net	5,470	-438)	5,820	-5,195)
Income before income taxes	9,054	16,206	1,769	12,121
Income tax expense (benefit)	2,968	584	791	-1,308)
Net income	$6,086	$15,622	$978	$13,429
Less: net loss attributable to non-controlling interest	-1,691)	0	-1,691)	0
Net income attributable to Voxx International Corporation	$7,777	$15,622	$2,669	$13,429
Other comprehensive loss:
Foreign currency translation adjustments	-7,993)	-8,342)	-9,026)	-15,783)
Derivatives designated for hedging	-32)	578	-1,673)	1,529
Pension plan adjustments	155	64	154	124
Unrealized holding loss on available-for-sale investment securities arising during the period, net of tax	5	5	1	7
Other comprehensive loss, net of tax	-7,865)	-7,695)	-10,544)	-14,123)
Comprehensive (loss) income attributable to Voxx International Corporation	$-88)	$7,927	$-7,875)	$-694)
Net income per common share attributable to Voxx International Corporation (basic)	$0.32	$0.64	$0.11	$0.55
Net income per common share attributable to Voxx International Corporation (diluted)	$0.32	$0.64	$0.11	$0.55
Weighted-average common shares outstanding (basic)	24,183,791	24,322,307	24,177,061	24,396,987
Weighted-average common shares outstanding (diluted)	24,219,555	24,340,534	24,211,651	24,418,298

VOXX International Corporation and Subsidiaries
Reconciliation of GAAP Net (Loss) Income to Adjusted EBITDA
 (In thousands, except share and per share data)
(unaudited)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2015	2014	2015	2014
Net income (loss)	$7,777	$15,622	$2,669	$13,429
Adjustments:
Interest expense and bank charges	1,772	1,825	4,964	5,010
Depreciation and amortization	4,302	4,189	11,356	12,189
Income tax expense (benefit)	2,968	584	791	-1,308)
EBITDA	16,819	22,220	19,780	29,320
Stock-based compensation	199	140	686	291
Venezuela bond remeasurement	0	0	0	6,702
Intangible asset impairment charges	0	0	6,210	0
Gain on bargain purchase	-4,679)	0	-4,679)	0
Acquisition costs	800	0	800	0
Adjusted EBITDA	$13,139	$22,360	$22,797	$36,313
Diluted earnings (loss) per common share	$0.32	$0.64	$0.11	$0.55
Diluted adjusted EBITDA per common share	$0.54	$0.92	$0.94	$1.49